UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-8207

A       Full title of the plan and the address of the plan, if different from that of the issuer named below: The Home Depot FutureBuilder for Puerto Rico

B        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc.

2455 Paces Ferry Road

Atlanta, Georgia 30339

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Report of Independent Registered Public Accounting Firm

The Administrative Committee

The Home Depot FutureBuilder for Puerto Rico:

We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder for Puerto Rico (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s Administrative Committee.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Atlanta, Georgia

June 27, 2008

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value	$5,174,880	$4,948,859
Total Assets	5,174,880	4,948,859

Liabilities:
Accrued liabilities	1,747	—
Due to broker	3,120	—
Total liabilities	4,867	—

Net assets available for benefits at fair value	5,170,013	4,948,859

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	9,957	—
Net assets available for benefits	$5,179,970	$4,948,859

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006

Additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(658,676)	$157,096
Interest and dividend income	108,299	69,788
Total investment (loss) income	(550,377)	226,884

Contributions:
Participants	784,050	756,512
Employer	522,799	498,471
	1,306,849	1,254,983
Total additions	756,472	1,481,867

Deductions from net assets attributed to:
Benefits paid to participants	496,058	400,340
Administrative expenses	29,303	—
Total deductions	525,361	400,340

Net increase	231,111	1,081,527

Net assets available for benefits:
Beginning of year	4,948,859	3,867,332
End of year	$5,179,970	$4,948,859

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2007 and 2006

(1)       Description of the Plan

The following is a brief description of The Home Depot FutureBuilder for Puerto Rico (the Plan). Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

(a)       General

The Plan is a defined contribution plan covering substantially all associates of Home Depot Puerto Rico, Inc. (the Company) working and residing in Puerto Rico.  The Company is a wholly-owned subsidiary of Home Depot PR Holdings, Inc., which is owned by Home Depot International, Inc. (HDI).  HDI is, in turn, a wholly owned subsidiary of The Home Depot, Inc. (the “Parent Company”).

Associates are eligible to participate in the Plan for purposes of making elective deferrals after completing 90 days of service. Participants are eligible for the Company’s matching contributions, and temporary associates are eligible to make elective deferrals, on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) coincident with or following the completion of 12 months of service and 1,000 hours. The Plan excludes leased associates, associates who are not bona fide residents of Puerto Rico, and associates covered by a collective bargaining agreement, unless the terms of the collective bargaining agreement require that the associates be eligible to participate in the Plan.  The Plan is intended to qualify under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), excluding provisions of ERISA applicable only to plans qualified under Section 401(a) of the U.S. Internal Revenue Code. The Plan is administered by the Administrative Committee, the members of which are officers of Home Depot U.S.A., Inc., a wholly-owned subsidiary of HDI, and Banco Popular de Puerto Rico has been appointed the trustee of the Plan.

(b)       Contributions

Participants may contribute up to 10% of annual compensation, on a pretax basis as defined in the Plan, subject to regulatory limitations, and participants age 50 or older can make catch-up contributions to the Plan. Participants may also contribute amounts representing eligible rollover distributions from other retirement plans qualified under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended. The Company provides matching contributions of 150% of the first 1% of eligible compensation contributed by a participant and 50% of the next 2% to 5% of eligible compensation contributed by a participant beginning on the first day of the calendar quarter following the completion of 12 months of service and 1,000 hours. Additional amounts may be contributed at the option of the Company’s Board of Directors.

The default for the Company’s matching contribution if no direction is given, is the participant’s current investment election with respect to elective contributions. If the participant has made no affirmative investment election with respect to elective contributions, the default is the Barclays Global Investors (BGI) Balanced Fund.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2007 and 2006

(c)        Participant Accounts

The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.

(d)       Vesting

Participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company’s matching and discretionary contributions and net value changes thereon is generally based on years of vesting service. A participant is 100% vested after three years of service. A participant becomes 100% vested in the Company’s matching and discretionary contributions and net value changes thereon upon death, attaining age 65 while still employed, total or permanent disability, or if the Plan is terminated.

(e)        Distributions

Upon death, disability, or termination of service for any other reason, hardship, or attaining age 59½, participants or beneficiaries may elect to receive a lump-sum payment of their vested account balance at fair value on the date of distribution in the form of cash or Parent Company stock.

(f)        Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding account balance in the preceding 12 months or 50% of their total vested account balance. Loan terms range from one to five years. The loans bear interest at a rate commensurate with local prevailing rates.

(g)       Forfeited Accounts

Forfeited nonvested account balances are used to pay Plan expenses or reduce future employer contributions. In 2007 and 2006, employer contributions were reduced by forfeitures of $12,454 and $14,897, respectively.

(h)       Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting and certain administrative fees. Expenses paid by the Plan include all other administrative costs not paid by the Company.

(2)       Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

(a)       Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2007 and 2006

(b)       Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The INVESCO Stable Value Trust contains certain investment contracts for which there is no active trading market, and as such are carried at their contract value as determined by the AMVESCAP National Trust Company, which approximates fair value. All other investments in units of collective trusts are valued at the respective net asset values as reported by such trusts. The Parent Company common stock is valued at its quoted market price as obtained from the New York Stock Exchange. Securities transactions are accounted for on the trade date.

The JP Morgan stable value fund invests primarily in guaranteed investment contracts and synthetic investment contracts with insurance companies which are fully benefit-responsive. These investments are presented at the fair value of units held by the Plan as of December 31 in the statements of net assets available for benefits including separate disclosure of the adjustment to contract value, which is equal to principal balance plus accrued interest. As provided in Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end. Additional information on the JP Morgan Stable Value Fund is discussed in Note 3.

Participant loans are carried at cost, which approximates fair value.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  The Plan’s investments include funds, which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, credit, and individual country and currency risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedule.

(c)        Payment of Benefits

Benefits are recorded when paid.

(d)       Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Administrative Committee of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2007 and 2006

net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)        Fair Value of Financial Instruments

The Plan’s investments are stated at fair value, with the exception of the Plan’s fully benefit responsive investment contracts which are adjusted to contract value within the Statements of Net Assets Available for Benefits. In addition, the carrying amount of liabilities is a reasonable approximation of the fair value due to the short-term nature of these instruments.

(f)        Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 becomes effective for fiscal years beginning after November 15, 2007, and will therefore be effective for the Plan in fiscal 2008. Implementation of SFAS 157 as it relates to the fair value measurements of nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis, has been deferred to fiscal years beginning after November 15, 2008. The adoption of SFAS 157 in fiscal 2008 is not expected to have a material impact on the financial statements.

(3)       JP Morgan Stable Value Fund

The Plan invests in a separate account, the JP Morgan Stable Value Fund (the Fund), which owns fully benefit responsive investment contracts. As a result of the FSP, the Plan’s investment in the Fund is presented at fair value in the Statements of Net Assets Available for Benefits with an adjustment from fair value to contract value of $9,957 as of December 31, 2007. The fair value of the Fund as of December 31, 2007 was $1,335,159. The fair value of the Fund equals the total of the fair value of the underlying assets plus the fair value of the wrap contract, which is calculated using the market approach discounting methodology, which incorporates the difference between current market level rates for the contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of year end.

A synthetic guaranteed investment contract (GIC), also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around a portfolio of bonds or other fixed income securities that are owned by the Fund. The assets underlying the Fund’s wrap contracts are units of fixed income collective investment trusts (Aegon, Bank of America, Royal Bank of Canada and State Street Bank with credit ratings of AA, AA+, AA- and AA, respectively). The wrap contracts are obligated to provide an interest rate not less than zero. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Fund, but rather are amortized, over the duration of the underlying

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2007 and 2006

assets, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified participant withdrawals will occur at contract value.

The Plan’s interest in the underlying fixed income collective investment trusts in which the Fund invests is calculated by applying these Fund’s ownership percentage in these underlying fixed income collective investment trusts to the total fair value of the underlying fixed income collective investment trusts. The underlying assets owned by the Fund consist primarily of readily marketable fixed income securities with quoted market prices.

The interest crediting rate is determined quarterly and is primarily based on the current yield to maturing of the covered investments, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. There is no relationship between future crediting rates and the adjustments to contract value reporting in the Statements of Net Assets Available for Benefits.

The average market yield of the Fund for the year ended December 31, 2007 was 6.63%. The average yield earned by the Fund that reflects the actual interest credited to participants for the year ended December 31, 2007 was 5.52%.

(4)       Puerto Rico Income Taxes

The Puerto Rico Department of the Treasury has determined and informed the Company by letters dated January 4, 1999 and April 13, 2005, that the Plan is designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994, as amended (PRIRC). The Plan has been amended since receiving the last determination letter. However, the Administrative Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the PRIRC.

(5)       Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan. In the event the Plan is terminated, participants will become 100% vested in their accounts.

(6)       Investments

The Plan’s investments are held by The Northern Trust Company. Plan participants may direct the investment of their accounts on a daily basis in a number of investment options available under the Plan. A description of the assets and the Plan’s investment options follows:

•                  The Home Depot, Inc. Common Stock – Fund invests in common stock of The Home Depot, Inc.

•                  JP Morgan Stable Value Fund – Fund is a separate account that invests in high quality fixed income securities.

•                  TimesSquare Mid-Cap Growth Strategy Fund – Fund is a separate account that invests in common and preferred stock of U.S. mid-sized companies that display strong growth prospects.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2007 and 2006

•      BGI Equity Index Stock Fund – Fund is a collective trust that invests in the common stocks included in Standard & Poor’s 500 Index.

•      Dodge & Cox Stock Fund – Fund invests in a registered investment company that invests in common stocks of companies that the fund’s managers believe to be temporarily undervalued but have favorable long-term growth prospects.

•      Dodge & Cox International Stock Fund – Fund invests in a registered investment company that invests in a diversified portfolio of equity securities issued by non-U.S. companies, which will provide long-term growth.

•      T. Rowe Price Small-Cap Stock Fund – Fund invests in a registered investment company that invests in common stocks of small, fast-growing companies that are believed to offer strong potential earnings growth or are undervalued.

•      BGI LifePath Portfolios – Fund is a collective trust that invests in stocks, bonds and money market instruments.

•      BGI U.S. Debt Index Fund – Fund is a collective trust that invests in U.S. Treasury and federal agency bonds, corporate bonds, residential and commercial mortgage-backed securities and asset-backed securities.

•      BGI Balanced Fund – Fund is a synthetic fund that invests approximately 60% of assets in the BGI S&P 500 Index Fund (which invests in equity securities – stocks) with the remainder of the fund in the BGI U.S. Debt Index Fund (which invests in fixed income securities – bonds).

•      INVESCO Stable Value Trust – Fund is a collective trust that primarily invests in short-term debt obligations that mature within one to three years.  Effective October 8, 2007, the Investment Committee for the Plan replaced this fund with the JP Morgan Stable Value Fund.

•      Artisan Mid-Cap Fund – Fund is a separate account that invests in common stocks of mid-sized companies that display strong growth prospects.  Effective July 2, 2007, the Investment Committee for the Plan replaced this fund with the TimesSquare Mid-Cap Growth Strategy Fund.

•      Templeton Foreign Fund – Fund invests in a registered investment company that invests in stocks and debt obligations of companies and governments outside the U.S.  Effective July 2, 2007, the Investment Committee for the Plan replaced this fund with the Dodge & Cox International Stock Fund.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2007 and 2006

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006 are as follows:

	2007	2006
The Home Depot, Inc. Common Stock	$1,715,966	$2,195,375
JP Morgan Stable Value	1,335,159	—
Participant loans	787,354	670,706
BGI Equity Index Stock Fund	402,172	322,988
Dodge & Cox International Stock Fund	311,461	—
INVESCO Stable Value Trust	—	1,036,304

During 2007 and 2006, the Plan’s investments (depreciated) appreciated in fair value as follows:

	2007	2006
Net (depreciation) appreciation in fair value:
The Home Depot, Inc. Common Stock	$(774,358)	$(109)
Separate accounts	22,358	—
Collective trust funds	26,228	96,268
Registered investment funds	67,096	60,937
Net (depreciation) appreciation in fair value	$(658,676)	$157,096

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2007 and 2006

(7)       Investment in Master Trust

The assets of the Plan are invested in a Master Trust. At December 31, 2007 and 2006, the Plan’s interest in the net assets of the Master Trust was less than 1%, with The Home Depot FutureBuilder holding the remaining interest.

Summarized financial information of the Master Trust as of December 31, 2007 and 2006 is as follows:

	2007	2006
Assets:
Investments
The Home Depot, Inc. Common Stock	$589,844,807	$1,037,832,672
Separate accounts	623,188,604	—
Collective trust funds	444,609,398	905,567,486
Registered investment funds	648,136,559	620,442,036
Participant loans	135,204,221	125,690,600
Total investments	2,440,983,589	2,689,532,794

Receivables:
Participant contributions receivable	41,366	24,625
Employer contributions receivable	7,370	1,960,935
Due from broker	—	710,435
Other receivables	250,664	1,282,998
Total receivables	299,400	3,978,993
Total assets	2,441,282,989	2,693,511,787

Liabilities:
Accrued liabilities	831,440	655,895
Due to broker	1,486,196	—
Total liabilities	2,317,636	655,895
Net assets available for benefits at fair value	2,438,965,353	2,692,855,892
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,763,733	—
Net assets available for benefits	$2,440,729,086	$2,692,855,892

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2007 and 2006

Net assets, investment (loss) income and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans. Investment income for the Master Trust for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments:
The Home Depot, Inc. Common Stock	$(306,720,817)	$(18,768,599)
Separate accounts	48,609,884	—
Collective trust funds	19,623,860	60,526,339
Registered investment funds	1,399,226	68,475,308

Net (depreciation) appreciation in fair value of investments	(237,087,847)	110,233,048

Dividends and interest income	61,276,345	47,218,560

Total investment (loss) income	$(175,811,502)	$157,451,608

(8)                     Related Party-Transactions

Certain Plan investments include shares of common stock issued by the Parent Company. At December 31, 2007 and 2006, the Plan held a combined total of 63,696 and 54,666 shares valued at approximately $26.94 and $40.16 per share, respectively. Additionally dividends received by the Plan include dividends paid by the Parent Company. These transactions constitute party-in-interest transactions, since the Parent Company is a member of a controlled group that includes the Plan Sponsor.

(9)                     Plan Amendments and Other Plan Changes

Effective June 29, 2007, the Administrative Committee of the plan adopted an amendment to (i) allow participants age 50 or older to make catch-up contributions, (ii) lower the minimum age for voluntary in-service withdrawals from age 65 to age 59½, (iii) grant the Investment Committee of the Plan the authority to appoint and monitor the trustee; and appoint the Administrative and Investment Committees of the Plan as the Plan’s “named fiduciary.”

(10)     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits as presented in these financial statements to the balance per Form 5500 as of December 31 (as expected to be filed for 2007 and as filed for 2006):

	2007	2006
Net assets available for plan benefits	$5,179,970	$4,948,859
Adjustment from fair value	(9,957)	—
Net assets available for plan benefits - Form 5500	$5,170,013	$4,948,859

The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 as of December 31 (as expected to be filed for 2007 and as filed for 2006):

	2007	2006
Increase in net assets per statement of changes in net assets available for plan benefits	$231,111	$1,081,527
Adjustment from fair value	(9,957)	—
Net income - Part II Line K Form 5500	$221,154	$1,081,527

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

			Current
Identity of issue	Description of investment		value

* The Home Depot, Inc. Common Stock	63,696	shares of common stock	$1,715,966
JP Morgan Stable Value	1,335,159	units of separate account	1,335,159
Times-Square Mid-Cap Growth Strategy Fund	5,102	units of separate account	201,594
BGI Equity Index Stock Fund	8,664	units of collective trust	402,172
Dodge & Cox Stock Fund	1,106	shares of registered investment company	152,881
Dodge & Cox International Stock Fund	6,768	shares of registered investment company	311,461
T. Rowe Price Small-Cap Stock Fund	4,193	shares of registered investment company	126,756
BGI LifePath Portfolios	145	units of collective trust	1,677
BGI U.S. Debt Index Fund	9,639	units of collective trust	139,860
Participant loans		loans with interest rates generally ranging from 5.0% to 9.25% and maturity dates through December 22, 2011	787,354
Total investments			$5,174,880

* Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2008	The Home Depot FutureBuilder for Puerto Rico

/s/ Richard I. Johnson
	By:	Richard I. Johnson Member of The Home Depot FutureBuilder for Puerto Rico Administrative Committee

/s/ Rebecca I. Flick
	By:	Rebecca I. Flick Member of The Home Depot FutureBuilder for Puerto Rico Administrative Committee

/s/ Timothy A. Hourigan
	By:	Timothy A. Hourigan Member of The Home Depot FutureBuilder for Puerto Rico Administrative Committee